SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

ambev

MANAGEMENT PROPOSAL

INDEX

A. ANNUAL SHAREHOLDERS' MEETING: 3

B. EXTRAORDINARY SHAREHOLDERS' MEETING: 10

C. INFORMATION REQUIRED BY LAW NO. 15,177/25: 11

EXHIBIT A.I – COMMENTS FROM THE OFFICERS 13

EXHIBIT A.II – ALLOCATION OF NET PROFIT 40

EXHIBIT A.III – INFORMATION OF THE CANDIDATES TO THE POSITION OF MEMBER OF THE COMPANY'S BOARD OF DIRECTORS 47

EXHIBIT A.IV– INFORMATION OF THE CANDIDATES TO THE POSITION OF MEMBER OF THE COMPANY'S FISCAL COUNCIL 60

EXHIBIT A.V – COMPENSATION OF THE MANAGERS 65

EXHIBIT B.I – REPORT ON THE CHANGES TO THE BYLAWS AND THE RESTATED BYLAWS 115

To the Shareholders,

We hereby present the following Management Proposal regarding the matters set forth in the agenda for the Ordinary and Extraordinary Shareholders’ Meetings of Ambev S.A. (“Company” and “AGOE”, respectively) to be held, cumulatively, on April 30, 2026, at 2:00 p.m. (“Proposal”):

A.       Annual Shareholders’ Meeting:

1.           Analyze and approve the management accounts, and examine, discuss and vote on the Company’s financial statements related to the fiscal year ended December 31, 2025.

We propose that the Management accounts are approved and the financial statements relating to the fiscal year ended December 31, 2025, as disclosed on February 12, 2026 on the websites of the Brazilian Securities Commission (“CVM”) and the B3 S.A. – Brasil, Bolsa, Balcão, through the Periodic Information System (Sistema de Informações Periódicas), on the Company’s website (www.ri.ambev.com.br) and on the newspaper Valor Econômico.

We stress that under the terms of article 10, item III, of CVM Resolution No. 81, of March 29, 2022, as amended (“CVM Resolution 81/22”), the information disclosed in Exhibit A.I to this Proposal reflect our comments on the financial situation of the Company.

2.           Discuss the allocation of the net profits for the fiscal year ended December 31, 2025 and regarding the re-ratification of the amount of net profit for the fiscal year 2024 that had been allocated to the investment reserve and the tax incentive reserve at the Annual Ordinary and Extraordinary Meeting held in 2025.

We propose that the net profit for the fiscal year ended December 31, 2025 be allocated as indicated below, which is defined in detail in Exhibit A.II of this Proposal, prepared in accordance with article 10, sole paragraph, item II, of CVM Resolution 81/22.

Net Profits	R$ 15,503,399,889.90
Amount allocated to the Tax Incentives Reserve	R$ 228,202,821.12
Amount allocated to payment of interest on own capital (gross) and dividends, declared based on the net profit relating to the fiscal year ended December 31, 2025	R$ 10,903,280,319.95
Amount allocated to the Investments Reserve (1)	R$ 6,854,843,618.36
(1) Including values relating to (i) reversion of effects of the revaluation of fixed assets in the amount of R$ 11,823,167.53; (ii) effect of application of IAS 29/CPC 42 (hyperinflation) in the amount of R$ 2,377,265,000.00; and (iii) expired dividends of R$ 82,351,675.75, as detailed in Exhibit A.II to the Proposal.

In addition, it is proposed to re-ratify the amounts allocated to the investment reserve and the incentive reserve at the Ordinary Shareholders’ Meeting held on April 29, 2025 ("2025 AGM"), related to the fiscal year ended in 2024, so that the amount of R$10,339,054,767.31, intended for the investment reserve at the 2025 AGM, shall be re-ratified to R$10,194,417,186.13, and the amount of R$108,125,431.35, intended for the tax incentive reserve at the 2025 AGM, shall be re-ratified to R$252,763,012.53.

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3.           Determine the number of members of the Board of Directors that will comprise the corporate body for the next term.

The Company's Bylaws provide that the Board of Directors shall be composed of five (5) to eleven (11) effective members, and may have from two (2) to eleven (11) alternates members.

The Management proposes to set the seats on the Board of Directors at nine (9) effective members and two (2) alternate members for the next term of office, whether or not there is a separate election.

4.           Elect the effective and alternate members of the Board of Directors for a three (3) year term, which will end at the Annual Ordinary Meeting to be held in 2029.

Shareholders representing at least 5% of the Company's capital stock may request the adoption of the multiple voting process in the election of the Board of Directors, provided that they do so up to 48 hours in advance of the date and time scheduled for the Ordinary Shareholders' Meeting, or within the regulatory period, if they choose to do so via bulletin for distance vote. In the election of directors by the multiple voting process, each share is assigned as many votes as there are members to be elected, and shareholders are allowed to accumulate all their votes in a single candidate or distribute them among several candidates.

The Company's controlling shareholders appointed nine (9) effective members and two (2) alternate members for the positions of members of the Board of Directors, who have diverse backgrounds and experiences, providing a plurality of arguments and more accurate decision-making by the body, including two (2) independent members and three (3) women (two (2) of whom are independent members). The following candidates will be put to the vote:

Effective members

(i)	by re-election, Michel Dimitrios Doukeris, Brazilian, married, chemical engineer, bearer of Identity Card (RG) No. 2.595.585 (SSP/SC), enrolled with the CPF (Individual Taxpayer’s Register) under No. 810.940.279-87, resident and domiciled in New York City, State of New York, United States, to take office as an effective member of the Board of Directors;

(ii)	by re-election, Victorio Carlos De Marchi, Brazilian, married, attorney, bearer of Identity Card (RG) No. 2.702.087-3 (SSP/SP), enrolled with the CPF under No. 008.600.938-91, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

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(iii)	by re-election, Lia Machado de Matos, Brazilian, steady union, physicist, bearer of Identity Card (RG) No. 66.707.627-X (SSP/SP), enrolled with the CPF under No. 071.991.147-88, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(iv)	by re-election, Fernando Mommensohn Tennenbaum, Brazilian, married, production engineer, bearer of Identity Card (RG) No. 18.433.610-7 (SSP/SP), enrolled with the CPF under No. 245.809.418-02, resident and domiciled in New York City, State of New York, United States, to take office as an effective member of the Board of Directors;

(v)	by re-election, Fabio Colletti Barbosa, Brazilian, married, business administrator, bearer of Identity Card (RG) No. 5.654.446-7 (SSP/SP), enrolled with the CPF under No. 771.733.258-20, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(vi)	by re-election, Milton Seligman, Brazilian, married, engineer, bearer of Identity Card (RG) No. 965.908 (SSP/DF), enrolled with the CPF under No. 093.165.740-72, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors;

(vii)	by re-election, Ricardo Manuel Frangatos Pires Moreira, Portuguese, married, engineer, bearer of Identity Card (RG) No. 54.929.337-1 (SSP/SP), with passport No. CA802266, resident and domiciled in New York City, State of New York, United States, to take office as an effective member of the Board of Directors;

(viii)	by re-election, Luciana Pires Dias, Brazilian, single, attorney, bearer of Identity Card (RG) No. 26.180.321-9 (SSP/SP), enrolled with the CPF under No. 251.151.348-02, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors, as an Independent Director;

(ix)	by re-election, Fernanda Gemael Hoefel, Brazilian, married, oceanographer, bearer of Identity Card (RG) No. 46183860 SSP-SP and enrolled with the CPF under No. 857.022.429-04, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Board of Directors, as an Independent Director;

Alternate members (not associated with specific members, under the terms of the Company's Bylaws)

(x)	Ricardo Tadeu Almeida Cabral de Soares, Brazilian, married, attorney, bearer of Identity Card (RG) No. 09.993.497-8 (SSP/RJ), enrolled with the CPF under No. 430.148.771-90, resident and domiciled in New York City, State of New York, United States, to take office as an alternate member of the Board of Directors; and

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(xi)	David Henrique Galatro de Almeida, Brazilian, married, economist, bearer of Identity Card (RG) No. 10.800.879-8 (IFP/RJ), enrolled with the CPF under No. 217.625.768-56, resident and domiciled in New York City, State of New York, United States, to take office as an alternate member of the Board of Directors.

The controlling shareholders declare that the order of appointment of members to the Board of Directors, established above, shall be observed if any of the events described in Article 141 of Law No. 6,404/76 occur.

In accordance with the statements of qualification in relation to the independence criteria provided by the candidates, and in accordance with the favorable statement of the Company's Board of Directors, we inform that the candidates underlined above as candidates for independent directors meet the independence criteria established in the regulations in force.

We clarify, pursuant to article 11, item I, of CVM Resolution No. 81/22, that the information regarding the candidates for the positions of member of the Board of Directors indicated above is detailed in Exhibit A.III to this Proposal.

5.           Determine the number of members of the Fiscal Council that will comprise the corporate body for the next term.

The Company's Bylaws provide that the Fiscal Council shall be composed of three (3) to five (5) effective members and alternate members in equal number.

The Management proposes to set the seats on the Fiscal Council at three (3) effective members and their respective alternates for the next term of office, whether or not there is a separate election.

6.       Elect the effective and alternate members of the Fiscal Council for a term in office of one (1) year, which shall end on the Annual Ordinary Meeting to be held in 2027.

The controlling shareholders appoint as members of the Fiscal Council the Individuals qualified below, which compose the “Controller Appointment – Fiscal Council” block:

(i)       by reelection, José Ronaldo Vilela Rezende, Brazilian, married, accountant, bearer of Identity Card (RG) No. M-2.399.128 (SSP/MG), enrolled with the CPF under No. 501.889.846-15, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

(ii)       by reelection, Elidie Palma Bifano, Brazilian, married, lawyer, bearer of Identity Card (RG) No. 3.076.167 (SSP/SP), enrolled with the CPF under No. 395.907.558-87, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company;

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(iii)       by election, Luiz Alfredo Vieira Sales, Brazilian, married, technology specialist, bearer of Identity Card (RG) No. 239.555 SSP/RO, enrolled with the CPF under No. 238.175.422-91, resident and domiciled in the City of Nova Lima, State of Minas Gerais, to take office as an alternate member of the Fiscal Council of the Company; and

(iv)       by reelection, Eduardo Rogatto Luque, Brazilian, married, accountant, bearer of Identity Card (RG) No. 17.841.962-X (SSP/SP), enrolled with the CPF under No. 142.773.658-84, resident and domiciled in the City of São Paulo, State of São Paulo, to take office as an alternate member of the Fiscal Council of the Company.

Additionally, one effective member and one alternate member holding common shares will be elected in a separate election by minority shareholders. Pursuant to proposals submitted by shareholders to the Company’s management, based on Article 37, item I, of CVM Resolution No. 81/22, the following candidates and their respective alternates were presented for the single available seat:

(i)                  by reelection, Fabio de Oliveira Moser, Brazilian, married, administrator, bearer of Identity Card (RG) No. 061.802.773 (IFP/RJ), enrolled with the CPF under No. 777.109.677-87, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an effective member of the Fiscal Council of the Company; and Nilson Martiniano Moreira, Brazilian, divorced, economist, bearer of Identity Card (RG) No. 044.383.967-97 (Detran/DF), enrolled with the CPF under No. 583.491.386-53, resident and domiciled in the City of Brasilia, Federal District, to take office as an alternate member of the Fiscal Council of the Company;

(ii)                by election, Aristóteles Nogueira Filho, Brazilian, single, engineer, holder of Identity Card (RG) No. 67082S322 (MTPS/SP), enrolled with the CPF under No. 109,345,067-36, residing and domiciled in the City of São Paulo, State of São Paulo, to take office as an effective member of the Fiscal Council of the Company; and Maria Salete Garcia Pinheiro, Brazilian, married, accountant, holder of Identity Card (RG) No. 033822453 (IFP/RJ), enrolled with the CPF under No. 299,484,367-68, residing and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, to take office as an alternate member of the Fiscal Council of the Company.

We clarify that under the terms of article 11, item I, of CVM Resolution 81/22, the information referring to the candidates nominated as members of the Fiscal Council of the Company listed above are further detailed in Exhibit A.IV of this Proposal.

7.       Establish the overall management compensation for the fiscal year of 2026.

Proposal – Fiscal Year 2026

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We propose that the global compensation of the managers for the year 2026 (that is, between January 1, 2026 and December 31, 2026), considering the new framework of the Executive Officers (“Executive Officers”) proposed to be analyzed at this AGM, be established in the global amount of up to R$ 162,176,731.00.

This amount is lower than the total amount of aggregate compensation proposed at the 2025 AGM, which would have totaled R$189,643,882.00, if the same composition of the Board of Directors and the Executive Officers to be analyzed at this AGM had been taken into account.

The abovementioned proposed amount refers to the amount to be recognized in the Company’s books results in the case of overall achievement of the individual and collective targets of the Company, not necessarily having a disbursement by the Company throughout the year.

The difference in the amount proposed for the year 2026, compared to the amount proposed for the year 2025, is mainly due to (i) the simplification of the framework of executive officers, to be approved by the AGM, and (ii) the appreciation of the Brazilian real against foreign currencies, considering its respective impact on the plans already granted to repatriated executives.

The Company’s Management understand that the proposed compensation amount is consistent to the compensation of other publicly held companies, considering size, territorial reach and number of Management seats.

According to the CVM guidance (item 3.4.5 of Circular-Notice/Annual-2026-CVM/SEP - “Circular Notice”), the global amount of managers’ compensation to be approved in the Ordinary Shareholders’ Meeting according to article 152 of Law No. 6,404/76 must include, besides the fixed and short-term variable compensation of the managers, the expenses relating to the recognition of the fair value of the stock options and/or the shares that the Company intends to grant in the fiscal year.

In such context, we clarify that in the global amount of Management’ compensation are included, besides the impacts of foreign currency, the expenses associated with the recognition of the fair value of the share-based compensation the Company intends to enforce in this fiscal year based on the Share-Based Compensation Plan, dated as of April 29, 2016, as amended on April 24, 2020 (“Stock Plan”), with accounting and non-financial effects set forth in CPC 10.

Finally, it should be noted that the global compensation proposed for 2026 reflects, proportionally, the amendment in the Executive Board of Officers framework, which new composition will be subject of resolution at the Extraordinary Shareholders’ Meeting to be held on April 30, 2026, as proposed in item 1.b below.

Compensation Model

The Company’s Management compensation is divided into fixed compensation and variable compensation, considering the sustainable growth of the Company and its businesses in the long term, with the purpose of encouraging and rewarding significant results through profit sharing.

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The members of the Board of Directors and the Board of Officers are also entitled to receive direct and indirect benefits, pursuant to Exhibit A.V to this Proposal and the Company’s Reference Form, available on the CVM website and on the Company’s Investor Relations page on the Internet (ri.ambev.com.br).

Annually, the People Committee evaluates the retention of the Company’s talents, which includes analyzing the need to adapt the compensation practices adopted by the Company. If such committee deems it necessary, adjustments to these practices are proposed to the Board of Directors.

The model adopted to determine the compensation of the members of the Company’s Board of Directors is aligned to the best market practices for companies with businesses, risks and complexity similar to those of the Company.

Regarding the compensation of the Board of Officers, it observes the following principles: (i) the compensation is an instrument for attracting and retaining talent; (ii) the compensation must be competitive in relation to companies that operate in similar market in which the Company operates; (iii) the compensation must be aligned with the Company’s performance culture, with greater emphasis on its variable component, based on results and exceptional performance; (iv) the compensation must provide long-term value construction; (v) the compensation must take into account organizational and individual development; (vi) the compensation must involve the cascading of goals, in order to create alignment across the organization; and (vii) the compensation must be linked to the Company’s success in the medium and long term.

Actual Compensation – Year 2025

We inform that the amount paid as global compensation attributed to the managers of the Company for the year 2025 was R$ 185,455,942.53. Such amount is inferior to the limit approved by the Ordinary Shareholders’ Meeting held on April 29, 2025, of R$ 249,548,559.00 for the managers. For informational purposes, the amount effectively paid as aggregate compensation to the Company’s officers for the 2025 fiscal year, considering the composition of the Executive Officers to be submitted to the resolution of the Annual Ordinary and Extraordinary Shareholders’ Meeting to be held on April 30, 2026, would have been R$133,537,529.45.

The difference verified between the limits approved by the Ordinary Shareholders’ Meeting of the Company on April 29, 2025 and the amounts actually paid as per the global compensation attributed to the managers is justified, mainly, due the projection of the stock-based compensation, as well as due to the variable component of the compensation, which is linked to specific performance goals of the managers and of the Company. Pursuant to the CVM guidance in item 3.4.5 of Circular-Notice/Annual-2026-CVM/SEP, the proposal of compensation of the managers for the year 2025 was an estimate, and therefore calculated considering all calculation components for the maximum achievement of variable compensation, which was not actually materialized.

Finally, according to the understanding of the CVM Collegiate body in a meeting held on 12/08/2020 in Proceeding No. 19957.007457/2018-10, included in the Circular Notice, the overall compensation of the Management must be net of employer’s payroll charges, which are not covered by the definition of “benefit of any kind” set forth in article 152 of Law No. 6,404/76.

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Please note that the information required for the necessary analysis of the proposal of compensation of the managers, as provided in article 13 of CVM Resolution 81/22, is set forth in Exhibit A.V to this Proposal.

8.       Establish the compensation of the members of the Fiscal Council for the fiscal year of 2026

We propose that the global compensation of the Fiscal Council, for the next term of office, be established in the global amount of up to R$ 2,471,314.00, with the compensation of the alternate members corresponding to half the amount received by the effective members, which complies with the provisions of article 152 of Law No. 6,404/76.

We inform that the amount paid to the global compensation account attributed to the members of the Company’s Fiscal Council, for year 2025, was R$ 2,315,512.42. Such amount is inferior to the limit approved by the Ordinary Shareholders’ Meeting held on April 29, 2025, of R$ 2,455,546.00 for the members of the Company’s Fiscal Council.

B.       Extraordinary Shareholders’ Meeting:

1. Amend and Restate the Company’s Bylaws.

The Management proposes that the Company’s Bylaws be amended, as detailed in Annex B.I to this proposal and in accordance with the justifications set forth in the same annex, in order to:

a.	Amend the heading of article 5th to reflect the capital increases approved by the Board of Directors up to the date of the call notice of the AGOE, within the authorized capital limit

If this proposal is approved, the language of the heading of article 5th of the Company’s Bylaws will be that indicated in Exhibit B.I to this Proposal.

b.	Amend the heading of article 22 and articles 25 and 31, include the new article 30 and exclude articles 26, 27, 29, 33 and 34 to amend the framework of executive officers of the Company; and

Aiming to simplify the Executive Officers’ framework, the Management proposes the Bylaws’ review to (i) reduce the number of positions of Executive Officers of the Company; (ii) adjust the description of responsibilities of the “Commercial Vice President Officer” and the “Financial and Investor Relations Vice President Officer”; and (iii) include the position of Corporate Affairs Vice President Officer and its respective description of responsibilities.

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If this proposal is approved, the language of the heading of article 22 and articles 25 and 31 of the Company’s Bylaws will be that indicated in Exhibit B.I to this proposal.

c.	Amend §3 of article 40 to clarify that interim dividends and interest on capital will only be considered as an advance payment of the mandatory minimum dividend if there is no resolution of the Board of Directors to the contrary.

The Management proposes the amendment in question be made to clarify that the interim dividends and interest on net equity will only be considered as an advance payment of the minimum mandatory dividend when there is no resolution to the contrary.

If this proposal is approved, the language of §3 of article 40 of the Company’s Bylaws will be that indicated in Exhibit B.I to this Proposal.

2. Renumber and Consolidate the Company’s Bylaws

To reflect the foregoing amendments, the Management proposes (i) the renumbering of articles as a result of the exclusion of articles 26, 27. 29, 33 and 34; and (ii) the restatement of the Company’s Bylaws, under the terms of the Exhibit B.I to this Proposal.

C.        Information required by Law No. 15,177/25:

As set forth in the Management Report to the financial statements for the fiscal year ended December 31, 2025, the Management reiterates that decisions relating to hiring, compensation, benefits, promotion, training, discipline, and termination are made exclusively on the basis of employees’ skills, capabilities, and performance, in compliance with applicable laws.

In this regard, the information required pursuant to Article 133, paragraph 6, of Law No. 6,404/76 is set forth below:

Table I: Number and proportion of women by hierarchical level

Composition of the workforce(1)	2025		2024
	Number of Women	Proportion of Women (%)	Number of Women	Proportion of Women (%)
Leadership(2)	1,506	40.4%	1,396	41.5%
Non-leadership (3)	4,213	19.4%	4,183	19.2%

(1) It considers the Company's operations in Brazil and the number of employees effectively active as of December 31, 2024 and December 31, 2025, respectively.

(2) It considers employees from groups 0 to VI.

(3) It considers employees from groups VII to XII.

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Table II: Female participation in the Company's management

Composition of the Company's Management(1)	2025		2024
	Number of Women	Proportion of Women (%)	Number of Women	Proportion of Women (%)
Board of Directors(2)	3	27.27%	3	27.27%
Executive Board of Officers	2.67	20.51%	3	23.07%

(1) It considers the annual average number of women on the Company’s Board of Directors and Executive Officers, calculated on a monthly basis throughout fiscal years 2024 and 2025, as a result of changes in the composition of the Executive Officers in 2025.

(2) It considers only the effective members of the Company’s Board of Directors.

Table III: Ratio of Female Compensation to Male Compensation

Hierarchical Levels(1)	2025	2024
	Proportion of Total Compensation (%)(2)(3)	Proportion of Total Compensation (%)(2)(3)
Board of Directors(4)	100%	100%
Executive Board of Officers(4)	96.6%	132.1%
Leadership(5)	91.3%	90.2%
Non-leadership (6)	90.5%	86.1%

(1) It considers the Company's operations in Brazil and only the employees that have received compensation in at least one month of 2024 and 2025.

(2) The compensation comprises the total amounts received during the fiscal years of 2024 and 2025 in respect of fixed, variable, and occasional compensation, including base salary, variable compensation, profit-sharing (PLR), bonuses, and other additional payments applicable to each hierarchical level.

(3) The remuneration ratio corresponds to the ratio between the average total remuneration of women and the average total remuneration of men.

(4) It also includes remuneration received by members of the Board of Directors (effective members) and the Executive Officers who held office for a period of less than twelve (12) months.

(5) It considers employees from groups 0 to VI.

(6) It considers employees from groups VII to XII.

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The conclusions regarding the total compensation ratio should be read in light of the assumptions adopted for purposes of classifying and comparing the information, including those detailed in the footnotes above. Such assumptions are necessary for data consolidation purposes but may not fully capture certain relevant particularities of the compensation structure, including factors such as position tenure, length of service with the Company, geographic location, and other characteristics specific to each group that may significantly influence the composition of compensation. These factors are not reflected in this table, including due to the need to preserve employee data privacy and individuality, as well as the complexity involved in the detailed and segmented calculation of such information. For this reason, the interpretation of the results should take these nuances and the inherent limitations of the applied consolidation methodology into account, such that the data presented may not fully reflect the Company’s reality.

São Paulo, March 30, 2026.

The Management
Ambev S.A.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 30, 2026

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer